================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)






                               Analex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   032653107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Daniel L. Furman, Esq., GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06905
                                 (203) 326-2300

                                    Copy to:
                   Linda E. Ransom, Esq., Dewey Ballantine LLP
              1301 Avenue of the Americas, New York, New York 10019
                                 (212) 259-6570

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 20, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 2 OF 22 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Pension Trust
             I.R.S. #14-6015763
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [X]*

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      6,428,568*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        6,428,568*/**
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,428,568*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                            [X]*
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.6% (71.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
------------ -------------------------------------------------------------------

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 3 OF 22 PAGES
=====================                                         ==================

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             EP
================================================================================

         * General Electric Pension Trust ("GEPT") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, GEPT would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock.

         ** As detailed in Item 6 of this Statement, GEPT is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, GEPT and certain other investors, which limits the transferability of shares subject to this Schedule 13D.

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 4 OF 22 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             GE Asset Management Incorporated, as Investment Manager of
             General Electric Pension Trust
             I.R.S. #06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [X]*

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      6,428,568*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        6,428,568*/**
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,428,568*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [X]*
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.6% (71.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
------------ -------------------------------------------------------------------

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 5 OF 22 PAGES
=====================                                         ==================

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
================================================================================

         * GE Asset Management Incorporated ("GEAM") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, GEAM would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock.

         ** GEAM is a registered investment adviser and acts as investment manager of General Electric Pension Trust ("GEPT"). As detailed in Item 6 of this Statement, GEPT is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, GEPT and certain other investors which limits the transferability of shares subject to this Schedule 13D.

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 6 OF 22 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Company
             I.R.S. #14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [_]
                                                           (b) [X](See 11 below)

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             Not applicable
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        Disclaimed (See 11 below)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by General Electric
             Company
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                   [X] Disclaimed (see 11 above)
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable (see 11 above).
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
================================================================================

         Reference is made to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 7, 2004, as amended by Amendment No. 1 thereto filed on September 17, 2004 and as amended by Amendment No. 2 thereto filed on April 18, 2005 (as so amended, the "Schedule 13D"), each on behalf of General Electric Pension Trust, a New York common law trust ("GEPT"), GE Asset Management Incorporated, a Delaware corporation ("GEAM") which is the investment manager of GEPT and is a wholly-owned subsidiary of GE (defined below) and General Electric Company, a New York corporation ("GE"). GEPT, GEAM and GE are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Each of GEPT and GEAM expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder. GE expressly disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3" and, together with the Schedule 13D, the "Statement") is filed on behalf of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 1.
------

The second sentence of Item 1 of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"The Issuer's principal executive office is located at 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031."

ITEMS 2(A), (B), (C).
--------------------

The first paragraph of Items 2(a), (b), (c) of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "GEPT is an employee benefit plan for the benefit of employees of GE and its subsidiaries. GEAM, a wholly-owned subsidiary of GE, is a registered investment adviser and acts as investment manager of GEPT and may be deemed to be the beneficial owner of 6,428,568 shares of Common Stock beneficially owned by GEPT. The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06905."

ITEM 2(F).
----------

Item 2(f) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II through IV are United States citizens, except that Sir William Castell, a director of GE, is a citizen of the United Kingdom, C.X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada and J.F. Lynch, an officer of GE, is a citizen of the United Kingdom."

ITEM 4.  PURPOSE OF TRANSACTION
------

Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph thereof in its entirety and by inserting the following in lieu thereof:

         "GEPT acquired its Senior Subordinated Note, shares of Series B Preferred Stock, Initial Common Stock Warrant and Subsequent Common Stock Warrant (as such terms are defined below) as an investment, in the regular course of business.

         The Issuer has entered into an Agreement and Plan of Merger with QinetiQ North America Operations, LLC ("Parent") and Apollo Merger Sub Inc. ("Merger Sub"), dated January 20, 2007 (the "Merger Agreement"), pursuant to which Merger Sub would offer to purchase all of the outstanding Common Stock of the Issuer (the "Offer"), the Merger Sub would merge with and into the Issuer following the consummation of the Offer (the "Merger") and the Issuer would convert each of the existing warrants issued by the Issuer, including, without limitation, the Initial Common Stock Warrant and Subsequent Common Stock Warrant, into the right to receive cash as of the effective date of the Merger.

         In connection with the Merger Agreement, each of Parent, Merger Sub, GEPT, NYL (as such term is defined below), the Pequot Funds (as such term is defined below) and the Issuer have entered into a Conversion, Tender and Voting Agreement, dated as of January 20, 2007 (the "Tender/Voting Agreement," a copy of which is attached hereto as Exhibit 10 and is incorporated in this Statement by reference). Each description in this Statement of such agreement is qualified in its entirety by reference to such agreement. Pursuant to the Tender/Voting Agreement, GEPT has agreed to, among other things, (a) vote its shares of Series B Preferred Stock and/or shares of Common Stock, as applicable, and grant a proxy to the Issuer and Merger Sub with respect to such securities to vote such securities, each (i) in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and
(ii) against any action or agreement which would reasonably be expected to impede, interfere with or prevent the Merger (including, without limitation, any competing proposal), and, contingent on the consummation of the Offer and the Merger, (b) have all of its shares of Series B Preferred Stock converted into shares of Common Stock as of the expiration date of the Offer (if at such time Merger Sub accepts for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer), (c) instruct the Issuer to, on its behalf, sell all of its shares of Common Stock to Merger Sub pursuant to the Offer and
(d) have each of its Initial Common Stock Warrant and Subsequent Common Stock Warrant converted into the right to receive cash from the Issuer in an amount equal to the product of (i) the excess of the Offer price per share for the shares of Common Stock over the per share exercise price under such warrant and
(ii) the number of shares of Common Stock issuable pursuant to such warrant immediately prior to the effective date of the Merger."

ITEMS 5(A), (B).
---------------

Items 5(a) and 5(b) of the Schedule 13D are hereby deleted in their entirety and the following is inserted in lieu thereof:

"ITEMS 5(A), (B).
----------------

         GE expressly disclaims beneficial ownership of all shares. Each of GEPT and GEAM beneficially owns 6,248,568 shares of Common Stock, representing 27.6% of the shares of Common Stock, based on the following facts and assumptions:

         (i) On the First Closing Date, GEPT purchased a Senior Subordinated Note, with the initial principal amount of $5 million, and an Initial Common Stock Warrant.

         (ii) Upon the Stockholder Approval on September 15, 2004, the outstanding Senior Subordinated Note in the aggregate principal amount of $5 million was automatically converted at the Series B Original Issue Price into 1,428,571 shares of Series B Preferred Stock.

         (iii) As Stockholder Approval has been obtained by the Issuer, the 1,428,571 shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of GEPT and GEAM of 1,785,713 shares of Common Stock.

         (iv) As Stockholder Approval has been obtained by the Issuer, the Initial Common Stock Warrant issued to GEPT may be exercised at any time, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 357,142 shares of Common Stock.

         (v) On the Subsequent Closing Date, GEPT purchased an additional 2,857,142 shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

         (vi) The 2,857,142 additional shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 3,571,427 shares of Common Stock.

         (vii) The Subsequent Common Stock Warrant issued to GEPT may be exercised at any time, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 714,285 shares of Common Stock.

         (viii) If all of the 4,285,713 shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM are converted simultaneously into shares of Common Stock at an assumed Conversion Price of $2.80 per share, the result would be the beneficial ownership by each of GEPT and GEAM of 5,357,141 shares of Common Stock, which is one share of Common Stock greater than if the 1,428,571 shares of Series B Preferred

         Stock and 2,857,142 shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM were converted separately as set forth above (due to the treatment of fractional shares set forth in the Series B Certificate of Designations).

         GE expressly disclaims any voting or dispositive power over all shares. Based on the foregoing assumptions, GEPT and GEAM share the power to vote or direct the vote and power to dispose or direct the disposition of 6,428,568 shares of Common Stock, subject to the restrictions on voting described in Item 4 of this Statement.

         GE expressly disclaims being a member of a "group" (as defined below). Each of GEPT and GEAM expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder. By virtue of the Stockholders' Agreement, however, a "group," within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the Stockholder Parties. If such group were deemed to exist, the Stockholder Parties would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock. Each of GEPT and GEAM expressly disclaims beneficial ownership of, or voting or dispositive power over, the 32,233,950 shares of Common Stock that may be deemed to be beneficially owned by the aforementioned `group.'"

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO
------     SECURITIES OF THE ISSUER


Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

"TENDER/VOTING AGREEMENT

         In connection with the Merger Agreement, each of Parent, Merger Sub, GEPT, NYL, the Pequot Funds and the Issuer have entered into the Tender/Voting Agreement. Pursuant thereto, GEPT has agreed to, among other things, (a) vote its shares of Series B Preferred Stock and/or shares of Common Stock, as applicable, and grant a proxy to the Issuer and Merger Sub with respect to such securities to vote such securities, each (i) in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and (ii) against any action or agreement which would reasonably be expected to impede, interfere with or prevent the Merger (including, without limitation, any competing proposal), and, contingent on the consummation of the Offer and the Merger, (b) have all of its 4,285,713 shares of Series B Preferred Stock converted into 5,357,141 shares of Common Stock as of the expiration date of the Offer (if at such time Merger Sub accepts for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer), (c) instruct the Issuer to, on its behalf, sell all of its shares of Common Stock to Merger Sub pursuant to the Offer and (d) have each of its Initial Common Stock Warrant and Subsequent Common Stock Warrant converted into the right to receive cash from the Issuer in an amount equal to the product of
(i) the excess of the Offer price per share for the shares of Common Stock over the per share exercise price under such warrant and (ii) the number of shares of Common Stock issuable pursuant to such warrant immediately prior to the effective date of the Merger, which would result in the cancellation of each of the Initial Common Stock Warrant and the Subsequent Common Stock Warrant without any cash payment therefore as each warrant's per share exercise price under each of the Initial Common Stock Warrant and Subsequent Common Stock Warrant, as applicable, is greater than the $3.70 Offer price per share for the shares of Common Stock of the Issuer pursuant to the Offer."

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
------

         Item 7 is hereby amended by the insertion of the following after
Exhibit 9:

"Exhibit 10     Conversion, Tender and Voting Agreement, dated as of January 20,
                2007, by and among QinetiQ North America Operations, LLC, Apollo
                Merger Sub Inc., Analex Corporation, General Electric Pension
                Trust, New York Life Capital Partners II, L.P., Pequot Private
                Equity Fund III, L.P. and Pequot Offshore Private Equity
                Partners Fund III, L.P., is incorporated herein by reference."

         All exhibits to Schedule 13D are hereby incorporated by reference.

SCHEDULES II, III, AND IV

Each of Schedule II, Schedule III and Schedule IV to the Schedule 13D is hereby amended and restated in its entirety as set forth in the revised version thereof attached hereto.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2007

                                       GENERAL ELECTRIC PENSION TRUST

                                       By: GE Asset Management Incorporated, its
                                           Investment Manager

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                           Name: Michael M. Pastore
                                           Title: Vice President


                                       GE ASSET MANAGEMENT INCORPORATED

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                       Name: Michael M. Pastore
                                       Title: Vice President


                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ Ronald R. Pressman
                                          --------------------------------------
                                       Name: Ronald R. Pressman
                                       Title: Senior Vice President

                                                                     Schedule II

                         GENERAL ELECTRIC PENSION TRUST

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Trustees                          Present Principal Occupation
--------                          ----------------------------
David B. Carlson                  Executive Vice President of GEAM and Trustee
                                  of GEPT

Michael J. Cosgrove               Executive Vice President of GEAM and Trustee
                                  of GEPT

Kathryn D. Karlic                 Executive Vice President of GEAM and Trustee
                                  of GEPT

Ralph R. Layman                   Executive Vice President of GEAM and Trustee
                                  of GEPT

Alan M. Lewis                     Executive Vice President, General Counsel and
                                  Secretary of GEAM and Trustee of GEPT

Ronald R. Pressman                Senior Vice President of General Electric
                                  Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Judith A. Studer                  Executive Vice President of GEAM and Trustee
                                  of GEPT

Donald W. Torey                   Executive Vice President of GEAM and Trustee
                                  of GEPT

John J. Walker                    Executive Vice President and Chief Financial
                                  Officer of GEAM and Trustee of GEPT


                           Citizenship of All Trustees
                           ---------------------------

                                     U.S.A.

                                                                    Schedule III

                        GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Directors                         Present Principal Occupation
---------                         ----------------------------
David B. Carlson                  Executive Vice President of GEAM and Trustee
                                  of GEPT

Michael J. Cosgrove               Executive Vice President of GEAM and Trustee
                                  of GEPT

Pamela K. Halligan                Vice President of GEAM

Kathryn D. Karlic                 Vice President of GEAM

Ralph R. Layman                   Executive Vice President of GEAM and Trustee
                                  of GEPT

Alan M. Lewis                     Executive Vice President, General Counsel and
                                  Secretary of GEAM and Trustee of GEPT

Ronald R. Pressman                President and Chief Executive Officer of GEAM

Anthony J. Sirabella              Senior Vice President - Chief Information
                                  Officer of GEAM

Judith A Studer                   Executive Vice President of GEAM

Donald W. Torey                   Executive Vice President of GEAM and Trustee
                                  of GEPT

John J. Walker                    Executive Vice President and Chief Financial
                                  Officer of GEAM and Trustee of GEPT

                          Citizenship of all Directors
                          ----------------------------

                                     U.S.A.

Executive Officers                Present Principal Occupation
------------------                ----------------------------
Ronald R. Pressman                President and Chief Executive Officer

David B. Carlson                  Executive Vice President - Domestic Equity
                                  Investments

Michael J. Cosgrove               Executive Vice President - Chief Marketing
                                  Officer

Kathryn D. Karlic                 Executive Vice President - Fixed Income

Ralph R. Layman                   Executive Vice President - International
                                  Equity Investments

Alan M. Lewis                     Executive Vice President - General Counsel and
                                  Secretary

Judith A. Studer                  Executive Vice President - Investment
                                  Strategies

Donald W. Torey                   Executive Vice President - Real Estate and
                                  Private Equities

John J. Walker                    Executive Vice President - Chief Financial
                                  Officer

Anthony J. Sirabella              Senior Vice President - Chief Information
                                  Officer

Pamela K. Halligan                Vice President - Human Resources

William F. Ruoff, III             Vice President - Institutional Operations

Greg O. Bouleris                  Senior Vice President - Fixed Income

Stephen N. DeVos                  Senior Vice President - Fixed Income

Paul M. Colonna                   Senior Vice President - Fixed Income

William M. Healey                 Senior Vice President - Fixed Income

Mark R. Delaney                   Senior Vice President - Fixed Income

Gregory B. Hartch                 Senior Vice President - Fixed Income

Gregory W. Fletcher               Vice President - Fixed Income Finance

Kathleen S. Brooks                Vice President - Fixed Income

Vita-Marie Pike                   Vice President - Fixed Income

Eric H. Gould                     Vice President - Fixed Income

Craig M. Enright                  Vice President - Fixed Income

Thomas D. Mockler                 Vice President - Fixed Income

Brad G. Postema                   Vice President - Fixed Income

Alfredo Chang                     Vice President - Fixed Income

Frederick W. Jackson              Vice President - Fixed Income

Mark H. Johnson                   Vice President - Fixed Income

Don J. Duncan                     Vice President - Money Market Investments

Michael J. Caufield               Senior Vice President - Fixed Income

Craig M. Varrelman                Vice President - Fixed Income Product Manager

Brian Hopkinson                   Senior Vice President - International Equity
                                  Portfolios

Daizo Motoyoshi                   Senior Vice President - International Equity
                                  Portfolios

Michael J. Solecki                Senior Vice President - International Equity
                                  Portfolios

Makoto F. Sumino                  Senior Vice President - International Equity
                                  Portfolios

T. Brent Jones                    Vice President - International Equity
                                  Portfolios

Ping Zhou                         Vice President - International Equity
                                  Portfolios

Robert A. Jasminiski              Vice President - International Equity
                                  Portfolios

Paul Nestro                       Vice President - International Equity
                                  Portfolios

Conrad Saldanha                   Vice President - International Equity
                                  Portfolios

Philip A. Riordan                 Senior Vice President - Real Estate

B. Bradford Barrett               Vice President - Real Estate

Robert P. Gigliotti               Vice President - Real Estate

Gerald Karr                       Vice President - Real Estate

James M. Mara                     Senior Vice President - International Private
                                  Equities

Andreas T. Hildebrand             Vice President - Private Equities

Patrick J. McNeela                Vice President - Private Equities

James Mitchell, Jr.               Vice President - Private Equities

Paolo G. M. Simonato              Vice President - International Private
                                  Equities

David W. Wiederecht               Vice President - Private Equities

Christopher D. Brown              Senior Vice President - Equity Portfolios

Damian J. Maroun                  Senior Vice President - Equity Trading

Paul C. Reinhardt                 Senior Vice President - Equity Portfolios

Richard L. Sanderson              Senior Vice President - Equity Research

Diane M. Wehner                   Senior Vice President - Equity Portfolios

George A. Bicher                  Vice President - Equity Investments

Gerald L. Igou                    Vice President - Equity Investments

Michael Isakov                    Vice President - Equity Investments

Sandra J. O'Keefe                 Vice President - Equity Investments

John H. Schaetzl                  Vice President - Equity Investments

Christopher J. Sierakowski        Vice President - Equity Investments

Charles F. Stuart                 Vice President - Equity Investments

Thomas R. Lincoln                 Vice President - Equity Portfolios

Anthony J. Mariani                Vice President - Equity Investments

Ravi K. Pamnani                   Vice President - Equity Investments

John T. Boyce                     Senior Vice President - Institutional
                                  Investments

Joseph M. Connors                 Senior Vice President - Operations

Barbara Regan                     Senior Vice President - Marketing

Michelle Fang                     Vice President - Product Management

Mary R. Stone                     Vice President - Trade Operations

Tiffany Hanisch                   Vice President - Financial Planning & Analysis

Thomas A. Conway                  Vice President - Controller

Robert S. Herlihy                 Vice President - Chief Compliance Officer

Jane E. Hackney                   Vice President - Equity Portfolio Management

Erica E. Jacobson                 Vice President - Client Portfolio Management

Brian M. Baum                     Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Dory S. Black                     Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Joon Won Choe                     Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Christopher J. Costello           Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Daniel L. Furman                  Vice President - Assoc. Gen. Counsel Private
                                  Equities & Asst. Secretary

Leanne R. Dunn                    Vice President - Assoc. Gen. Counsel Real
                                  Estate & Asst. Secretary

Jeanne M. La Porta                Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Michael M. Pastore                Vice President - Assoc. Gen. Counsel Private
                                  Equities & Real Estate & Asst. Sec.

George N. Sapio                   Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Scott A. Silberstein              Vice President - Assoc. Gen. Counsel & Asst.
                                  Secretary

Matthew J. Simpson                Senior Vice President, Gen. Counsel -
                                  Investment Services & Asst. Secretary

Lisa M. Weisglass                 Vice President - Tax Counsel

                      Citizenship of all Executive Officers
                      -------------------------------------

                                     U.S.A.

                                                                     Schedule IV

                            GENERAL ELECTRIC COMPANY

         The names and principal occupations of the Directors of General Electric Company are as follows:

                      PRESENT                            PRESENT
NAME                  BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                  ----------------                   --------------------
J.I. Cash, Jr.        General Electric Company           Former Professor of Business
                      3135 Easton Turnpike               Administration-Graduate School of
                      Fairfield, CT 06828                Business Administration, Harvard
                                                         University

Sir William Castell   The Wellcome Trust                 Chairman of the Wellcome Trust
                      215 Euston Road
                      London NW1 2BE
                      UK

A.M. Fudge            Young & Rubicam Brands             Former Chairman and Chief
                      258 Madison Avenue                 Executive Officer, Young &
                      New York, NY 10017                 Rubicam Brands

C.X. Gonzalez         Kimberly-Clark de Mexico,          Chairman of the Board
                      S.A. de C.V.                       and Chief Executive Officer,
                      Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                      Tercero Piso                       S.A. de C.V.
                      Colonia Los Morales
                      Mexico, D.F. 11510, Mexico

S. Hockfield          Massachusetts Institute of         President
                      Technology                         Massachusetts Institute of Technology
                      Building 3-208
                      Cambridge, MA 02139

J.R. Immelt           General Electric Company           Chairman of the Board
                      3135 Easton Turnpike               and Chief Executive Officer
                      Fairfield, CT 06828                General Electric Company

A. Jung               Avon Products, Inc.                Chairman and Chief
                      1345 Avenue of the Americas        Executive Officer,
                      New York, NY 10105                 Avon Products, Inc.

A.G. Lafley           The Procter & Gamble Company       Chairman of the Board, President

                      1 Procter & Gamble Plaza           and Chief Executive
                      Cincinnati, OH 45202-3315          The Procter & Gamble Company

R.W. Lane             Deere & Company                    Chairman and Chief Executive
                      One John Deere Place               Officer, Deere & Company
                      Moline, Illinois 61265

R.S. Larsen           Johnson & Johnson                  Former Chairman and Chief
                      100 Albany Street                  Executive Officer, Johnson &
                      Suite 200                          Johnson
                      New Brunswick, NJ 08901

R.B. Lazarus          Ogilvy & Mather Worldwide          Chairman and Chief
                      309 West 49th Street               Executive Officer, Ogilvy & Mather
                      New York, NY 10019-7316            Worldwide

S. Nunn               Sam Nunn School of                 Retired Partner,
                      International Affairs              King & Spalding
                      Georgia Institute of Technology
                      781 Marietta Street, N.W.
                      Atlanta, Georgia 30318

R.S. Penske           Penske Corporation                 Chairman of the Board and
                      2555 Telegraph Road                President, Penske Corporation
                      Bloomfield Hills, MI 48302-0954

R.J. Swieringa        S.C. Johnson Graduate School       Anne and Elmer Lindseth Dean
                      Cornell University                 and Professor of Accounting,
                      207 Sage Hall                      S.C. Johnson Graduate School
                      Ithaca, NY 14853-6201              Cornell University

D.A. Warner III       J.P. Morgan Chase & Co.,           Former Chairman of the Board,
                      The Chase Manhattan Bank           J.P. Morgan Chase & Co.
                      and Morgan Guaranty Trust Co.
                      of New York
                      270 Park Avenue
                      New York, NY 10154

R.C. Wright           NBC Universal, Inc.                Vice Chairman of the Board and
                      30 Rockefeller Plaza               Executive Officer, General Electric
                      New York, NY 10112                 Company; Chairman and Chief
                                                         Executive Officer, NBC Universal,
                                                         Inc.

                                   Citizenship
                                   -----------

              Sir William Castell                United Kingdom
              C. X. Gonzalez                     Mexico
              Andrea Jung                        Canada
              All Others                         U.S.A.

The names and principal occupations of the officers of General Electric Company are as follows:

                      PRESENT                            PRESENT
NAME                  BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                  ----------------                   --------------------
J.R. Immelt           General Electric Company           Chairman of the Board and
                      3135 Easton Turnpike               Chief Executive Officer
                      Fairfield, CT 06828

P.D. Ameen            General Electric Company           Vice President and Comptroller
                      3135 Easton Turnpike
                      Fairfield, CT 06828

K.A. Cassidy          General Electric Company           Vice President and GE Treasurer
                      201 High Ridge Road
                      Stamford, CT 06905-3417

W.J. Conaty           General Electric Company           Senior Vice President -
                      3135 Easton Turnpike               Human Resources
                      Fairfield, CT 06828

P. Daley              General Electric Company           Senior Vice President - Corporate
                      3135 Easton Turnpike               Business Development
                      Fairfield, CT 06828

B.B. Denniston III    General Electric Company           Senior Vice President and General
                      3135 Easton Turnpike               Counsel
                      Fairfield, CT 06828

J.M. Hogan            General Electric Company           Senior Vice President -
                      Pollards Wood, Nightingales Lane   GE Healthcare
                      Chalfont St. Giles
                      HP8 4SP Great Britain

J.F. Lynch            General Electric Company           Senior Vice President -
                      3135 Easton Turnpike               Human Resources
                      Fairfield, CT 06828

M.A. Neal             General Electric Company           Vice Chairman of General Electric
                      260 Long Ridge Road                Company; President & CEO, GE
                      Stamford, CT 06927                 Capital Services

                      PRESENT                            PRESENT
NAME                  BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                  ----------------                   --------------------

D.R. Nissen           General Electric Company           Senior Vice President -
                      201 High Ridge Road                GE Consumer Finance
                      Stamford, CT 06905-3417

J.G. Rice             General Electric Company           Vice Chairman of General Electric
                      4200 Wildwood Parkway              Company; President & CEO, GE
                      Atlanta, GA 30339                  Infrastructure

K.S. Sherin           General Electric Company           Senior Vice President - Finance
                      3135 Easton Turnpike               and Chief Financial Officer
                      Fairfield, CT 06828

L.G. Trotter          General Electric Company           Vice Chairman of General Electric
                      3135 Easton Turnpike               Company; President & CEO, GE
                      Fairfield, CT 06828                Industrial

R.C. Wright           NBC Universal, Inc.                Vice Chairman of the Board and
                      30 Rockefeller Plaza               Executive Officer, General
                      New York, NY 10112                 Electric Company; Chairman
                                                         and Chief Executive Officer,
                                                         NBC Universal Inc.

                           Citizenship of All Officers
                           ---------------------------

                    J.F. Lynch                     United Kingdom
                    All Others                     U.S.A.